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PROSPECTUS	Filed Pursuant to Rule 424(b)(3) Registration No. 333-75386

940,616 shares

META Group, Inc.

COMMON STOCK

        The selling stockholders identified in this prospectus are offering for sale up to 940,616 shares of our common stock. The selling stockholders may sell their shares from time to time for their own account at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices. The selling stockholders will act independently of the Company in making decision with respect to the timing, manner and size of each sale.

        We will not receive any of the proceeds from the resale of the shares. We agreed to bear substantially all of the expenses in connection with the registration and resale of the shares (other than selling commissions and the fees).

        Our common stock is quoted on the Nasdaq National Market under the symbol "METG." On December 22, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $5.77 per share. Our principal offices are located at 208 Harbor Drive, Stamford, Connecticut 06912, and our telephone number is (203) 973-6700.

        Investing in our stock involves a high degree of risk. See "Risk Factors" on Page 2 for information that should be considered by prospective investors.

        The shares have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have those organizations determined that this prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

        Prospective investors should rely only on the information contained in this prospectus or information specifically incorporated by reference in this prospectus. We have not authorized anyone to provide prospective investors with information that is different.

        Neither the delivery of this prospectus, nor any sale of the shares, shall create any implication that the information in this prospectus is correct after the date hereof.

        This prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.

        The information in this prospectus is not complete and may be changed. A registration statement relating to the shares has been filed with the Securities and Exchange Commission. The shares may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective.

        The date of this prospectus is January 26, 2004

CONVENTIONS WHICH APPLY IN THIS PROSPECTUS

        References in this prospectus to "we", "our" and "us" refer to META Group, Inc. and our subsidiaries.

        META GROUP[nc_cad,176] is our registered trademark. The META GROUP logo™, META™, META DELTAS™, META FAX™, META FLASH™ and META TRENDS™ are also our trademarks. METAspectrumsm is a servicemark we use.

META GROUP, INC.

        We are a leading provider of information technology ("IT") research, advisory services, and strategic consulting. Our goal is to help clients be more efficient, effective, and timely in their use of IT to achieve their business goals.

        IT user organizations utilize our research, analysis, and recommendations to develop and employ cost-effective and revenue-enhancing strategies for selecting and implementing timely IT solutions, and for aligning these solutions with business priorities. IT vendors use our services for help in product positioning, marketing, and market planning, as well as for internal IT decision making.

        In 2000, 2001, and 2002, our revenues were $122 million, $120 million and $116.5 million, respectively. We experienced net losses for those years of $10.5 million, $17.6 million and $41.5 million, respectively. In the first nine months of 2003 we had total revenues of $87.6 million and a net loss of $3.3 million, compared to total revenues of $86.8 million and a net loss of $43.7 million in the first nine months of 2002.

        During the year ended December 31, 2002, we recorded $362,000 in restructuring charges associated with severance payments as a result of reductions in force. In February 2002, we announced a restructuring whereby we reduced our workforce by 43 persons (representing 7% of the workforce at the time). As a result of the restructuring, we incurred a $222,000 restructuring charge during the quarter ended March 31, 2002 for severance payments made during the quarter ended March 31, 2002. During the quarter ended September 30, 2002, META Group Germany reduced its workforce and recorded a $140,000 restructuring charge for severance payments that were made during the quarter ended December 31, 2002. In April 2001, we announced a restructuring whereby we reduced our workforce by 100 persons, or 15% of the workforce at that time. As a result of the restructuring, we incurred a $359,000 restructuring charge during the quarter ended June 30, 2001 for severance payments made during the quarter ended June 30, 2001.

        In March 2003, we launched a major branding and advertising campaign and completed the realignment of our technology research services in order to better align our services with the target constituencies inside our client IT departments and to group topics to more directly address the needs of our clients, promote a higher level of collaboration across our research areas and to improve the overall customer experience.

        In June 2003, we acquired our sales representative organization in Italy, in August 2003 we acquired our sales representative organization in England, and in September 2003, we acquired our sales representative organizations in Northern Europe (Norway, Sweden, Finland, Denmark, Belgium and the Netherlands.) The acquisitions were completed as a result of our desire to improve integration across our global research, consulting, and sales organizations.

RISK FACTORS

        From time to time, information provided by us or statements made by our employees may contain "forward-looking" information involving risks and uncertainties. In particular, statements contained in this prospectus or incorporated by reference into this prospectus that concern IT spending; competitive pricing pressure; general economic conditions; anticipated revenue from international operations; anticipated cost and expense levels relative to our total revenues; anticipated working capital and capital expenditures; cash flow and cash balances; acquisitions and potential contingent payments related thereto; goodwill; or other statements using words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "project", "should" or "will" constitute forward-looking statements and are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our actual results of operations and financial condition have varied in the past and may in the future vary significantly from those stated in any forward-looking statements. Factors that may cause such differences include, without limitation, the risks, uncertainties and other information discussed below. Each of these factors, and others, are discussed from time to time in our filings with the Securities and Exchange Commission. We do not assume any obligation to update any forward-looking statement we make.

        You should carefully consider the risks described below before you decide to buy our common stock. In evaluating our business and before you decide to buy our common stock, you should consider carefully the following risks, in addition to the other information contained in this prospectus and the other documents incorporated by reference into this prospectus. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock would decline, and you may lose all or part of the money you paid to buy our common stock.

If We are Unable to Return to Profitability it Could Impact Our Ability to Continue Our Operations

        We experienced a net loss before the cumulative effect of a change in accounting of $19.3 million for the year ended December 31, 2002 and a net loss of $3.3 million for the nine months ended September 30, 2003. To return to profitability, we will need to, among other things, achieve revenue growth and/or maintain operating expenses below revenue levels. If we fail to either achieve revenue growth and/or maintain operating expenses below revenue levels, such a failure will likely result in continued operating and/or net losses. Operating and net losses over sustained periods of time could impact our ability to continue our operations.

Decreases and Delays in IT Spending Could Lead to Further Decreases In Our Revenues And Increase Our Net Losses

        Our business depends on continued spending on IT by substantial commercial and governmental users of IT. If, as a result of general economic uncertainty or otherwise, IT users continue to reduce IT spending levels or delay their purchases of IT products and services, then such decreases or delays in spending could continue to reduce demand for our products and services, which could lead to further decreases in our revenues and increase our net losses. The Company has seen reduced IT spending levels from its customers beginning in the latter half of the year ended December 31, 2000 and continuing to the present. Additionally, we expect decreases and delays in IT spending to continue to affect our business for the foreseeable future.

We May Have to Change Our Product Pricing Strategy Due to Competitive Pressures

        Our pricing strategy may limit the potential market for our Advisory Services, Strategic Consulting services and Published Research products to substantial commercial and governmental users and vendors of IT. Pricing pressures have contributed to our decline in revenue as we have lost business to competitors offering similar products and services for a lesser price and, in certain circumstances, have lowered the selling price of certain of our products and services. As a result, we may be required to change our pricing strategy by reducing prices for our existing Advisory Services, Strategic Consulting services and Published Research products or to introduce new products and services with lower prices to expand or maintain our market share. These actions present risks because the new products might not be accepted by our customers and/or our revenues could be reduced by lower prices.

We Depend on Renewals of Subscription-Based Services, And Our Failure to Renew at Historical Rates Could Lead to Further Decreases in Our Revenues and Increase Our Net Losses

        We derived approximately 64% of our total revenues for the nine months ended September 30, 2003 from subscriptions to our Advisory Services. Advisory Service subscriptions typically have a one year term. We may not be successful in renewing the subscriptions of our customers at historical renewal rates. Our ability to renew subscriptions is subject to a number of risks, including the following:

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  We may be unsuccessful in delivering consistent, high-quality, and timely analysis and advice to our clients

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  We may not be able to hire or retain highly talented analysts in a very competitive job market

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  We may be unsuccessful in understanding and anticipating market trends and the changing needs of our clients

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  We may not be able to deliver products and services of the quality and timeliness necessary to withstand competition

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  Our clients may continue to shift their demands to more consultative, solution-oriented products and services that take into account the client's unique environment.

        If we are unable to successfully maintain our subscription renewal rates, our annual revenue may decrease.

We Depend on Non-Recurring Strategic Consulting Engagements, And Our Failure to Secure New Engagements Could Lead to Further Decreases in Our Revenues and Increase Our Net Losses

        We derived approximately 28% of our total revenues during the nine months ended September 30, 2003 from Strategic Consulting engagements. Strategic Consulting engagements vary in number, size and scope, and typically are project-based and non-recurring. Our ability to replace completed Strategic Consulting engagements with new engagements is subject to a number of risks, including the following:

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  We may be unsuccessful in delivering consistent, high-quality and timely consulting services to our clients

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  We may not be able to hire or retain highly talented consultants in a very competitive job market

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  We may not be able to develop new business

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  We may not be able to maintain the costs of engagements within fixed fee arrangements

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  We may be unsuccessful in understanding and anticipating market trends and the changing needs of our clients

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  The skills and competencies of our Strategic Consulting staff may not match the skills required for the fulfillment of existing or potential Strategic Consulting engagements

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  We may not be able to deliver consulting services of the quality and timeliness necessary to withstand competition.

        If we are not able to replace completed Strategic Consulting engagements with new engagements, our revenue may decrease.

Our Results May Fluctuate Significantly On a Quarterly Basis Which Could Affect the Price of our Common Stock

        Our operating results have varied significantly from quarter to quarter. We expect future operating results to fluctuate due to several factors, many of which are not in our control, including the following:

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  The disproportionately large percentage of our Advisory Services subscriptions that expire in the fourth quarter of each year

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  The level and timing of renewals of subscriptions to our Advisory Services

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  The mix of Advisory Services revenues versus Strategic Consulting and Published Research Products revenues

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  The number, size and scope of Strategic Consulting engagements in which we are engaged, the degree of completion of such engagements and our ability to match the skills of our consulting staff to consulting engagement opportunities

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  Accuracy of estimates of resources required to complete ongoing Strategic Consulting engagements

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  The timing and amount of new business generated by us

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  The mix of domestic versus international business

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  The performance of our acquired international subsidiaries

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  The timing of the development, introduction, marketing and market acceptance of new products and services

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  The timing of the hiring of research analysts, consultants, and sales representatives

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  Effective use of our analysts and consultants

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  Changes in the spending patterns of our clients

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  Our ability to collect our accounts and notes receivable

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  Changes in market demand for IT research and analysis

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  Our ability to increase our sales to our existing customers and find new customers

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  Decreases in spending on IT by substantial commercial and governmental users of IT

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  General economic uncertainty and economic slowdown in the U.S. and abroad

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  Competitive conditions in the industry, including pricing pressure.

        Due to these factors, we believe that period-to-period comparisons of operating results are not necessarily meaningful and should not be relied on as an indication of future operating results. The potential fluctuations in our operating results make it likely that, in some future quarter, our operating results will be below the expectations of securities analysts and investors, which could lower the price of our common stock.

Our International Operations Expose Us to a Variety of Risks Which Could Negatively Impact Our Future Revenue Growth and Profitability

        Net revenues attributable to international clients represented approximately 29% of our total Advisory Services revenues for the nine months ended September 30, 2003. We sell our products and services internationally through a network of foreign subsidiaries and independent sales representative organizations. We assume significantly greater risks by selling through independent sales representative organizations than through a direct employee sales force or foreign subsidiaries. These risks include:

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  Failure by us to find distributors for our products and services

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  The financial health of each foreign subsidiary and individual sales representative organization

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  The ability of individual sales representative organizations to repay their liabilities to us

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  Developing and managing relationships with sales representative organizations and their employees

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  Failure by us to replace sales representative agreements on terms beneficial to us or on a timely basis and clients' potential unwillingness to continue to do business with us or our new distributor in the event that any existing agreements with independent sales representative organizations are terminated

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  Integration of acquired international operations into our existing operations

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  Greater difficulty in maintaining direct client contact

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  Greater accounts receivable collection risk (to the extent we rely on the sales representative organization to invoice and collect receivables)

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  Longer accounts receivable collection cycles.

        In addition, general risks to us of international operations include:

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  Political, social, legal and economic conditions in various jurisdictions. Specifically, some countries in which we operate may experience political or social turmoil and adverse economic conditions and have adopted significant, and sometimes restrictive, political and legal policies, measures and regulatory requirements affecting commerce. These events and laws could, among other things, affect a country's currency controls, cause fluctuations in foreign currency exchange rates or result in financial difficulties for our international clients. These effects could, in turn, increase the costs of our products and services or cause some of our international clients to reduce their purchases of our products and services. In addition, effective intellectual property protection may not be available in all jurisdictions in which we offer or intend to offer our products and services.

  •
  Tariffs and other trade barriers

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  Potentially adverse tax consequences.

        We expect that international operations will continue to account for a significant portion of our revenues and we intend to continue to expand our international operations. Expansion into new geographic territories may require considerable management and financial resources, as was the case during the three years ended December 31, 2002 and thus far in 2003, and may negatively impact our results of operations. If we are unable to successfully manage the risks associated with international operations, such an inability could reduce our total revenues and profitability.

We May Fail to Anticipate and Adapt to Market Changes Which Could Impair Our Ability To Remain Competitive And Harm Our Market Share

        Our success depends in part on our ability to anticipate rapidly changing technologies and market trends, and to adapt our products and services to meet the changing information and analysis needs of IT users. Frequent and often dramatic changes characterize the IT industry, including the following:

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  Introduction of new products and obsolescence of others

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  Shifting strategies and market positions of major industry participants

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  Paradigm shifts with respect to system architectures

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  Changing objectives and expectations of IT users and vendors

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  Volatility in spending levels on IT by substantial commercial and governmental users of IT.

        This environment of rapid and continuous change presents significant challenges to our ability to provide our clients with current and timely analysis and advice on issues of importance to them. We commit substantial resources to meeting these challenges. If we fail to provide insightful timely analysis of developments and assessment of technologies and trends in a manner that meets changing market needs, we may lose our customers to competitors who may better anticipate changing technologies and market trends and provide more timely analysis and advice.

We May Not be Able to Attract and Retain Qualified Personnel Which Could Jeopardize the Quality of Our Research, Product Development, Selling, Marketing and Management

        We need to hire, train and retain qualified employees to execute our strategy and support growth. In particular, we need trained research analysts, consultants, sales representatives, product development staff, operations staff and management. We continue to experience intense competition in recruiting and retaining qualified employees. The pool of experienced candidates is small, and we compete for qualified employees against many companies, including Gartner, Inc., that have substantially greater financial resources than we do. If we are unable to successfully hire, retain and motivate a sufficient number of qualified employees, the quality of our research, our product development efforts, our selling, marketing and management could each be negatively impacted, which could have an adverse effect on our business, results of operations and financial condition.

We Have Many Competitors Who May be More Effective Than Us Which Could Result in Pricing Pressure and Loss of Market Share

        The IT research, analysis and consulting industry is extremely competitive. We compete directly with other independent providers of similar services and indirectly with the internal staffs of current and prospective client organizations. Our principal direct competitor, Gartner, Inc., has a substantially longer operating history and has considerably greater financial resources and market share than we do. We also compete indirectly with larger electronic and print media companies and consulting firms. Our indirect competitors, many of which have substantially greater financial, information gathering and marketing resources than we do, could choose to compete directly against us in the future.

        Our market has few barriers to entry. New competitors could easily compete against us in one or more market segments addressed by our Advisory Services or Strategic Consulting services. Our current and future competitors may develop products and services that are more effective than our products and services. Competitors may also produce their products and services at less cost and market them more effectively. If we are unable to successfully compete against existing or new competitors, such an inability will have a material adverse effect on our results of operations and would likely result in pricing pressure and loss of market share.

We May Not Be Able to Develop or Acquire the New Products and Services That We Need to Remain Competitive

        Our future success depends on our ability to develop or acquire new products and services that address specific industry and business sectors, changes in client requirements and technological changes in the IT industry. The process of internally researching, developing, launching and gaining client acceptance of a new product or service is inherently risky and costly. Assimilating and marketing an acquired product or service is also risky and costly. In addition, we have introduced few new products or services and have had limited experience in acquiring and integrating new products or services into our business. If we are unable to develop new products and services, we may lose customers to competitors who may better provide updated products and services, which could lead to a decrease in revenues and a loss of market share.

Our Strategic Investments Expose Us to Financial Risks Which Could Result in Additional Impairment Losses

        In an effort to develop new products and services, from April 1996 to December 2000, we made investments in and advances to companies in parallel or synergistic industries totaling approximately $21.5 million. Such strategic investments and advances are highly risky and illiquid. During the years ended December 31, 2002, 2001 and 2000, we determined that, based on reviews of the business climate of each company in which we had an investment, that company's historical financial results, projected cash flow, plans for the future and likelihood of achieving such plans and other available market data, several of our investments in these companies were impaired. Accordingly, we recorded a $1.1 million, $9.2 million and $2.6 million impairment loss, respectively, on these investments. There were no impairment losses recorded during the nine months ended September 30, 2003. There can be no assurance that such strategic investments will result in new product or service offerings for us or otherwise be successful. Many factors outside our control, including general economic conditions, could impair the value of our strategic investments requiring us to record further, substantial losses related to such investments. Moreover, these strategic investments may disrupt our ongoing business and distract management. Furthermore, there can be no assurance that we will be able to liquidate our strategic investments when needed or desirable. If we are unable to manage our remaining strategic investments, we may not be able to obtain any developments in new products and services we wanted to obtain and we may be required to record further impairment losses.

If We Fail to Integrate Recent Acquisitions, We May Not Realize the Benefits Expected From Our Investments

        As part of our business strategy, we buy, or make investments in, complementary businesses, products and services. If we find a business that we wish to acquire, we may have difficulty negotiating the terms of the purchase, financing the purchase, and assimilating the employees, products and operations of the acquired business. Acquisitions may disrupt our ongoing business and distract our management. Furthermore, acquisitions of new businesses may not lead to the successful development of new products or services, or if developed, such products or services may not achieve market acceptance or prove to be profitable. We may therefore pay more than the value we derive from the acquisition. A given acquisition may also have a material adverse effect on our financial condition or results of operations. In addition, we may be required to incur debt or issue equity to pay for any future acquisitions or contingent payments in connection with previously consummated acquisitions, which may be dilutive to our current stockholders and/or decrease our working capital.

Our Stock Price is Volatile Which Could Result In Investors Losing Some Or All Of Their Investment

        The market price of our common stock has been volatile. During 2000, as reported on the Nasdaq National Market, our common stock quotations ranged from a high of $35.63 to a low of $4.50. In 2001, the market price of our common stock reached a low of $0.77 and a high of $7.00. In 2002, the market price of our common stock reached a low of $1.20 and a high of $3.41. Through November 30,

2003, the market price of our common stock reached a low of $2.05 and a high of $6.34. The market price of our common stock could be subject to wide fluctuations in response to:

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  Our perceived prospects, including anticipated revenue growth

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  Variations in our operating results and our achievement of key business targets

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  Our ability to maintain operating expenses below revenue levels

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  Changes in securities analysts' recommendations or earnings estimates

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  Differences between our reported results and those expected by investors and securities analysts

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  Announcements of new service offerings by us or our competitors

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  Market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors

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  General economic or stock market conditions unrelated to our operating performance.

        In the past, following periods of volatility in the market price of their securities, many companies have been the subject of securities class action litigation. If we were sued in a securities class action, it would result in substantial costs as well as a diversion of our management's attention and resources, and it would likely cause the market price of our common stock to fall.

Political And Social Turmoil Could Make It Difficult For Us And Our Customers To Accurately Forecast And Plan Future Business Activities And Could Negatively Impact Our Business.

        Increasing political and social turmoil, such as military actions and terrorist activities, can be expected to put further pressure on economic conditions in the United States and foreign jurisdictions and are placing pressure on our business operations. For example, certain of our conference events in various geographies, such as the Middle East, were postponed in light of potential ongoing military action in the region. Additionally, as a result of military action and terrorist activities, we have issued to our employees cautionary advice with respect to their travel. These conditions make it difficult for us and our customers to accurately forecast and plan future business activities and may delay our development plans and our sales, particularly in the geographically affected areas.

USE OF PROCEEDS

        We will not receive any proceeds from the resale of the shares by the selling stockholders hereunder. See "Selling Stockholders" and "Plan of Distribution" below. The principal purpose of this offering is to effect an orderly disposition of the selling stockholders' shares.

SELLING STOCKHOLDERS

        The following table sets forth as of December 22, 2003 the name of each selling stockholder, the number of shares owned before this offering by each selling stockholder, and the maximum number of shares that each selling stockholder may offer and sell pursuant to this prospectus. The Private Placement Purchasers acquired their shares in a private placement of our common stock pursuant to the Common Stock Purchase and Sale Agreement by and among us and the Private Placement Purchasers dated as of June 15, 2001. Howard Rubin acquired his shares in our acquisition of substantially all of the assets of Rubin Systems, Inc., a company wholly-owned by Howard Rubin, pursuant to the Asset Purchase Agreement among Rubin Systems, Inc., Howard Rubin and us dated as of October 27, 2000, as amended on July 31, 2002 and further amended on January 30, 2003 (the "Rubin Systems Acquisition"). An aggregate of 791,366 shares of common stock issued to the Private Placement Purchasers upon the closing of the private placement and an aggregate of 149,250 shares of common stock issued to Howard Rubin as partial consideration pursuant to the Rubin Systems Acquisition are being offered pursuant to this prospectus.

        In July 1998 our Board of Directors approved the META Group, Inc./JMI Long Term Incentive Compensation Plan. Participation in our long term incentive plan was limited to our key management employees. Concurrently with the adoption of our long term incentive plan, we subscribed for up to $4.0 million in limited partnership interests in the JMI Equity Side Fund, L.P., a venture capital fund managed by JMI, Inc. The fund co-invested along with other funds managed by JMI, Inc. Harry Gruner, a director of META Group, is a limited partner of JMI Equity Side Fund, L.P., a principal of JMI, Inc. and a managing member of the general partner of other funds managed by JMI, Inc. We agreed to use the realized returns, if any, on our investment in the fund to fund payouts under our long term incentive plan. Concurrently with our subscription to the fund, JMI Partners, L.P., an affiliate of the fund, became a full-service client of ours. In June 2001, we sold our limited partnership interest in the fund to affiliates of the fund and an unrelated third party for total proceeds of $3.15 million and terminated our long term incentive plan. Harry Gruner purchased approximately three percent of the fund's limited partnership interests that we sold.

        In October 1996, we entered into a development and services agreement with Rubin Systems, Inc., a company wholly-owned by Howard Rubin. Under the agreement, Rubin Systems provided, on an exclusive basis, measurement research and analysis for use in one of our Advisory Services. In June 1998, our agreement with Rubin Systems was amended to allow us to distribute certain published research products prepared by Rubin Systems, primarily the Worldwide Benchmark Report. In January 1999, Howard Rubin joined our Board of Directors. In October 2000, we acquired substantially all the assets of Rubin Systems for an initial payment of $750,000 in cash, $375,000 in common stock (36,874 shares), and the assumption of certain liabilities. In October 2000, we also hired Howard Rubin as an Executive Vice President and META Research Fellow. Pursuant to the terms of the asset purchase agreement, we are still obligated to pay a royalty to Howard Rubin on certain products and services sold by us. Additional contingent consideration of $1.1 million and 57,084 shares of our common stock was paid in 2001. During the year ended December 31, 2002, we paid $569,000 in cash and $369,000 in the form of 202,499 shares of Common Stock as additional contingent consideration. In the event certain financial targets are met, additional contingent consideration of up to $2.7 million payable in cash and $1.4 million payable in Common Stock may be paid through March 2007. In the event the aggregate number of shares issued in satisfaction of contingent consideration exceeds 147,027 shares, the remaining consideration will be payable in cash. The Rubin Systems Acquisition was accounted for as a purchase for financial accounting purposes.

        The selling stockholders may sell all, some or none of their shares, and no estimate can be made of the aggregate number or percentage of shares that each selling stockholder will own upon completion of the offering to which this prospectus relates. Accordingly, each selling stockholder has been presumed to sell all of his or its shares offered pursuant to this prospectus for purposes of calculating the "Number of shares Owned After Completion of Offering" in the table below. See "Plan of Distribution" below.

        We prepared this table based on the information supplied to us by the selling stockholders. The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares since the date on which the information in the table is presented. Information about the selling stockholders may change over time. Any changed information will be set forth in prospectus supplements.

        The shares offered by this prospectus may be offered from time to time by and for the respective accounts of the selling stockholders named below or by their permitted pledgees, donees, transferees, beneficiaries, distributees or successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

        As of December 22, 2003, there were approximately 13,575,075 shares of our common stock outstanding.

			Number of Shares Offered Pursuant to This Prospectus
	Number of Shares Owned before Offering			Number of Shares Owned After Completion of Offering
Selling Stockholders
	Amount	Percent		Amount	Percent
JMI Equity Fund IV, L.P.(1)	505,421	3.7%	505,421	0	*
JMI Euro Equity Fund IV, L.P.(2)	161,389	1.2%	161,389	0	*
Howard Rubin(3)	150,000	1.1%	149,250	750	*
JMI Equity Fund IV (AI), L.P.(4)	40,024	*	40,024	0	*
Ardent Research Partners, LTD.(5)	35,971	*	35,971	0	*
Ardent Research Partners, L.P.(6)	35,971	*	35,971	0	*
JMI Equity Side Fund, L.P.(7)	12,590	*	12,590	0	*

Footnotes:

*
Less than one percent.

(1)
Information included in this table regarding JMI Equity Fund IV, L.P. was obtained from its Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on or about July 13, 2001. Harry S. Gruner, Paul V. Barber, Bradford D. Woloson and Charles E. Noell are managing members of JMI Associates IV, L.L.C., the general partner of JMI Equity Fund IV, L.P. Mr. Gruner is a director of META Group and a principal of JMI, Inc., the management company for JMI Equity Fund IV, L.P.

(2)
Information included in this table regarding JMI Euro Equity Fund IV, L.P. was obtained from its Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on or about July 13, 2001. Harry S. Gruner, Paul V. Barber, Bradford D. Woloson and Charles E. Noell are managing members of JMI Associates IV, L.L.C., the general partner of JMI Euro Equity Fund IV, L.P. Mr. Gruner is a director of META Group and a principal of JMI, Inc., the management company for JMI Euro Equity Fund IV, L.P.

(3)
Howard Rubin is an Executive Vice President, META Research Fellow and director of META Group.

(4)
Information included in this table regarding JMI Equity Fund IV (AI), L.P. was obtained from its Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on or about July 13, 2001. Harry S. Gruner, Paul V. Barber, Bradford D. Woloson and Charles E. Noell

  are managing members of JMI Associates IV, L.L.C., the general partner of JMI Equity Fund IV (AI), L.P. Mr. Gruner is a director of META Group and a principal of JMI, Inc., the management company for JMI Equity Fund IV (AI), L.P.

(5)
Francis J. Saldutti, a general partner and principal of Ardent Research Partners, LTD, is a director of META Group.

(6)
Francis J. Saldutti, a general partner and principal of Ardent Research Partners, L.P., is a director of META Group.

(7)
Information included in this table regarding JMI Equity Side Fund L.P. was obtained from its Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on or about July 13, 2001. Harry Gruner, a director of META Group, is a limited partner of JMI Equity Side Fund, L.P. and a principal of JMI, Inc., the management company for JMI Equity Side Fund, L.P. Charles E. Noell is a managing member, and Paul V. Barber and Bradford D. Woloson are vice presidents, of JMI Side Associates, L.L.C., the general partner of JMI Equity Side Fund, L.P.

        Each of the selling stockholders represented to us, in connection with the completion of the private placement and the Rubin Systems Acquisition, that he or it was acquiring the shares from us without any present intention of effecting a distribution of those shares. In recognition of the fact that the selling stockholders may want to sell their shares when they consider appropriate, we agreed to file with the Securities and Exchange Commission a registration statement (of which this prospectus is a part) to permit the public sale of the shares by the selling stockholders from time to time.

        We will bear substantially all costs and expenses incident to the offering and sale of the shares to the public, including legal fees and disbursements of counsel, "blue sky" expenses, accounting fees and filing fees, but excluding any underwriting or brokerage commissions or similar charges. See "Plan of Distribution" below. The Common Stock Purchase and Sale Agreement by and among us and the Private Placement Purchasers dated as of June 15, 2001 provides generally that we will indemnify the selling stockholders for any losses incurred by them in connection with actions arising from any untrue statement of a material fact in the registration statement relating to the shares or any omission of a material fact required to be stated therein, unless such statement or omission was made in reliance upon information furnished to us by the selling stockholder or corrected in an amended prospectus not delivered by the seller of such shares to the person asserting any such loss. Similarly, the Common Stock Purchase and Sale Agreement provides generally that each selling stockholder will indemnify us and our officers and directors for any losses incurred by them in connection with any action arising from any untrue statement of material fact in the registration statement relating to the shares or any omission of a material fact required to be stated therein, if such statement or omission was made in reliance on written information furnished to us by such selling stockholder. The indemnification obligation under the Common Stock Purchase and Sale Agreement of each selling stockholder is limited to the net proceeds received by each seller from the sale of its shares offered in this prospectus. In addition, a covenant in the Asset Purchase Agreement among Rubin Systems, Inc., Howard Rubin and us dated as of October 27, 2000, as amended on July 31, 2002 and further amended on January 30, 2003, requires that we register the shares issued to Rubin Systems, Inc. pursuant to the acquisition. Generally, if a party to the Asset Purchase Agreement breaches certain representations, warranties or covenants contained in that agreement, then, to the extent the aggregate of any and all claims arising out of all breaches by the breaching party exceeds $50,000, the breaching party will indemnify the non-breaching party for any losses the non-breaching party may suffer as a result of such breach.

PLAN OF DISTRIBUTION

        The shares offered hereby may be sold from time to time by the selling stockholders for their own accounts. We will receive none of the proceeds from this offering. We will bear substantially all costs and expenses incident to the offering and sale of the shares to the public, including legal fees and disbursements of counsel, "blue sky" expenses, accounting fees and filing fees, but excluding any underwriting or brokerage commissions or similar charges.

        Resale of the shares by the selling stockholders are not subject to any underwriting agreement. The shares covered by this prospectus may be sold by the selling stockholders or by their permitted pledgees, donees, transferees, beneficiaries, distributees or successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. In addition, certain of the selling stockholders are corporations or partnerships which may, in the future, distribute their shares to their stockholders or partners, respectively. Those shares may later be sold by those stockholders or partners. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares offered by each selling stockholder may be sold from time to time:

  •
  at market prices prevailing at the time of sale,

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  at prices relating to such prevailing market prices, or

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  at negotiated prices.

        Such sales may be effected in the over-the-counter market, on the Nasdaq National Market, or on any exchange on which the shares may then be listed. The shares may be sold by one or more of the following:

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  one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the selling stockholders as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

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  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

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  in negotiated transactions; and

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  through other means.

        There is no assurance that any of the selling stockholders will sell any or all of the shares offered by them. The selling stockholders may effect such transactions by selling shares through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares, or at private sales or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers that participate with the selling stockholders in the distribution of the shares may be deemed to be underwriters, and any commissions received by them and any profit on the resale of the shares positioned by them might be deemed to be underwriting compensation, within the meaning of the Securities Act of 1933, in connection with such sales. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

        In connection with sales of their common stock and if permitted by law, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the common stock in the course of hedging their positions. The selling stockholders may also sell the common stock short and deliver common stock to close out short positions, or loan or pledge common stock to broker-dealers that in turn may sell the common stock.

        With respect to the shares issued to the selling stockholders, we have agreed to keep the registration statement, of which this prospectus forms a part, effective until the earliest of (i) March 31, 2004, (ii) the date on which all shares offered in this prospectus by the selling stockholders have been sold, or (iii) the date on which all such shares are able to be sold without limitation pursuant to Rule 144(k) under the Securities Act of 1933, as amended. Pursuant to the terms of the Common Stock Purchase and Sale Agreement by and among us and the Private Placement Purchasers dated as of June 15, 2001 and the Asset Purchase Agreement among Rubin Systems, Inc., Howard Rubin and us dated as of October 27, 2000, as amended, we may, upon notice to the selling stockholders in writing of the existence of certain potential material events, suspend the rights of the selling stockholders to resell their shares pursuant to this prospectus until such time as the potential material events have either been disclosed to the public or no longer constitute potential material events.

        We will inform the selling stockholders that the antimanipulation rules under the Securities Exchange Act of 1934 (Regulation M-Rule 102) may apply to sales in the market and will furnish the selling stockholders upon request with a copy of these rules. We will also inform the selling stockholders of the need for delivery of copies of this prospectus.

        Some states require that any shares sold in that state only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that there exists an exemption from the registration or qualification requirements and that the exemption has been complied with.

        Any shares covered by the prospectus that qualify for resale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

        Our common stock is quoted on the Nasdaq National Market under the symbol "METG." Mellon Investor Services, LLC, East Hartford, CT, is the transfer agent for shares of our common stock.

LEGAL MATTERS

        The legality of the shares is being passed upon for us by Heller Ehrman White & McAuliffe LLP.

EXPERTS

        The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" effective January 1, 2000 and the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the Securities and Exchange Commission. Our common stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning us may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the Securities and Exchange Commission at the address listed above or from the Securities and Exchange Commission's Internet site (http://www.sec.gov).

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares of common stock covered by this prospectus:

  1.
  Our Annual Report on Form 10-K/A for the year ended December 31, 2002, which contains audited financial statements for each of the three years in the period ended December 31, 2002 (File No. 0-27280);

  2.
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 (File No. 0-27280);

  3.
  Our Current Reports on Form 8-K filed May 6, 2003, August 11, 2003, August 14, 2003 and November 6, 2003 (File No. 0-27280);

  4.
  All of our filings pursuant to the Securities Exchange Act of 1934 after the date of filing the initial registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement of which this prospectus forms a part; and

  5.
  The section entitled "Description of Registrant's Securities to be Registered" contained in our Registration Statement on Form 8-A filed on November 24, 1995 pursuant to Section 12(g) of the Securities Exchange Act of 1934 and incorporating by reference the information contained in our Registration Statement on Form S-1, SEC File No. 33-97848, as amended.

        This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information incorporated by reference, provided in this prospectus or any supplement or that we have referred you to. We have authorized no one to provide you with different information. However, you should realize that the affairs of META Group may have changed since the date of this prospectus. This prospectus will not reflect such changes. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

        We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to META Group, Inc., Attention: John A. Piontkowski, Chief Financial Officer, 208 Harbor Drive, Stamford, Connecticut 06912-0061, telephone number (203) 973-6995.

        No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or any of the selling stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof.

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CONVENTIONS WHICH APPLY IN THIS PROSPECTUS
META GROUP, INC.
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE